Glenn & Glenn
Attorneys at Law
124 Main Street, Suite 8
New Paltz NY 12561
Telephone 845.256.8035
Fax: 845.255.1814

August 26, 2014

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549

Re:	MITU Resources, Inc.
File No. 333-196858

Mr. Reynolds:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, (the Act”) MITU Resources, Inc. (the “Issuer”) hereby requests that the effectiveness of its registration statement (File No. 333-196858 (the “Registration Statement”) be accelerated to Thursday, August 28, 2014, at 4pm EDT.

     The Issuer is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

     The Issuer acknowledges that:

  Should the US Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
MITU RESOURCES INC.
/s/ Juan Perez
Juan Perez, President